BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of the Application of:

Tennenbaum Opportunities Fund V, LLC

Tennenbaum Opportunities Partners V, LP

TCP Capital Corp.

Special Value Continuation Partners, LP

Tennenbaum Capital Partners, LLC

Amendment No. 6 to

Application for an Order pursuant to

Sections 6(c), 17(b) and 57(c) of

the Investment Company Act of 1940

exempting certain transactions from

the provisions of Sections 17(a) and 57(a) of such Act

File No. 812-14296

Please send all communications to:

Michael K. Hoffman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3406

With copies to:

Howard M. Levkowitz

c/o Tennenbaum Capital Partners, LLC

2951 28th Street, Suite 1000

Santa Monica, California 90405

(310) 566-1000

Page 1 of 30 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on October 17, 2014

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

 WASHINGTON, D.C. 20549

:
In the Matter of:	:
:
TENNENBAUM OPPORTUNITIES	:	Amendment No. 6 to Application for an Order pursuant to Sections 6(c), 17(b) and 57(c) of the Investment Company Act of 1940 exempting certain transactions from the provisions of Sections 17(a) and 57(a) of such Act
FUND V, LLC	:
:
TENNENBAUM OPPORTUNITIES	:
PARTNERS V, LP	:
:
TCP CAPITAL CORP.	:
:
SPECIAL VALUE CONTINUATION	:
PARTNERS, LP	:
:
TENNENBAUM CAPITAL	:
PARTNERS, LLC	:
:
2951 28th Street, Suite 1000	:
Santa Monica, California 90405	:
:
:
;

File No. 812-14296
:

I.	Summary of Application

The following entities hereby request an order (the "Order") of the U.S. Securities and Exchange Commission (the "Commission") pursuant to Sections 6(c), 17(b) and 57(c)1 of the Investment Company Act of 1940 (the "1940 Act"), authorizing certain purchase and sale transactions between an investment company registered under the 1940 Act and an affiliated

[1]	Because Section 17(b) and 57(c) could each be interpreted to exempt only a single transaction from Section 17(a) and 57(a), respectively, and because there may be a number of transactions by persons who may be deemed to be affiliated persons, the Applicants are also requesting an exemption under Section 6(c).

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business development company2 that otherwise may be prohibited by Sections 17(a) and 57(a) of the 1940 Act:

•	Tennenbaum Opportunities Fund V, LLC ("TOF");

•	Tennenbaum Opportunities Partners V, LP ("TOP");

•	TCP Capital Corp. ("TCPC");

•	Special Value Continuation Partners, LP ("SVCP"); and

•	Tennenbaum Capital Partners LLC (the "Manager" and, collectively with TOF, TOP, TCPC and SVCP, the "Applicants").

TOF operates through its subsidiary, TOP. TOF and TOP sometimes are referred to collectively in this application (the "Application") as the "Registered Fund."

TCPC operates through its subsidiary, SVCP. TCPC and SVCP sometimes are referred to collectively in this Application as the "BDC Applicant".

The Registered Fund and the BDC Applicant sometimes are referred to collectively in this Application as the "Funds". Each Fund is governed by a board of directors ("Board").

The Manager sponsored and serves as the investment adviser to both Funds, an affiliate of the Manager serves as the administrator for both Funds and the executive officers of the Funds overlap. Consequently, the Funds could be viewed as affiliated persons under the common control of the Manager for purposes of the 1940 Act. This Application requests an Order to permit the Registered Fund to sell certain of its assets to the BDC Applicant in what may otherwise be prohibited transactions between affiliated persons under the 1940 Act.

[2]	Section 2(a)(48) of the 1940 Act defines a business development company to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes significant managerial assistance with respect to the issuers of such securities.

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All existing entities that currently intend to rely upon the requested Order have been named as Applicants. No other existing or future entity may subsequently rely on the Order. Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.

II.	Background

A.          The Funds

1.          The Registered Fund

TOF is a limited liability company organized in Delaware and registered with the Commission under the 1940 Act as a non-diversified closed-end management investment company. TOF was privately offered in 2006 and as of September 30, 2014 had approximately $1.27 billion in estimated total assets, approximately $690 million in estimated net asset value and 194 common shareholders, all of whom are qualified clients for purposes of Rule 205-3 under the Investment Advisers Act of 1940 (the "Advisers Act"). TOF invests substantially all of its assets in, and operates through, TOP in compliance with Section 12(d)(1)(E) of the 1940 Act.

TOP is a limited partnership organized in Delaware and registered with the Commission under the 1940 Act as a non-diversified closed-end management investment company. All of TOP's common limited partner interests are owned by TOF. TOP also has preferred limited partner interests and debt outstanding.

Both TOF and TOP are scheduled to terminate existence in October 2016. Due to its planned termination date, TOP recently amended its debt facility and reduced the facility by 40% with a requirement that the remaining balance is subject to amortization requirements starting in

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2015 and a termination in June 2016. TOF may extend its existence for up to two one-year extensions if requested by the Manager and approved by the holders of a majority of its common shares and TOP may do so if requested by the Manager and approved by the holders of a majority of its common and preferred limited partner interests.

The Registered Fund seeks to achieve high total returns while minimizing losses and invests in high yielding debt, distressed debt, equity securities and mezzanine investments of all kinds (the Registered Fund's investment objectives, strategies, and limitations, as stated in its registration statement and periodic shareholder reports, are the "Registered Fund Objectives and Strategies").

The Registered Fund currently pays the Manager a management fee equal to 1.5% of the sum of the committed common equity (reduced after the ramp-up by returns of contributed capital), the maximum amount available under the Registered Fund's credit facility, and the maximum amount of the preferred shares, subject to reduction by the amount of the credit facility commitment when the facility is no longer outstanding and the amount of the preferred shares when less than $1 million in liquidation preference of preferred shares remains outstanding (the "Management Fee Capital").

An affiliate of the Manager, SVOF/MM, LLC ("SVOF/MM"), which is the general partner of TOP and an investment adviser registered under the Advisers Act, is entitled pursuant to TOP's limited partnership agreement to incentive compensation3 equal to 20% of income and gain distributions to common shareholders if such distributions exceed a preferred return of 8%

[3]	Pursuant to TOP's limited partnership agreement, SVOF/MM is entitled to receive incentive compensation that would otherwise be payable to the Manager. Even though SVOF/MM is an investment adviser registered under the Advisers Act, it does not act in such a capacity for TOP.

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per year, although the Manager has voluntarily agreed to waive the incentive compensation until the common shareholders have received a cumulative return of at least 10%. SVOF/MM is not currently receiving any incentive compensation from TOP. Each investor in the common equity of TOF is a "qualified client" within the meaning of Rule 205-3 under the Advisers Act, and therefore, the Manager is permitted to charge capital gain based performance compensation to TOF and TOP under Rule 205-3 of the Advisers Act.

2.          The BDC Applicant

TCPC is a Delaware corporation and a non-diversified closed-end management investment company that elected to be regulated as a business development company in April 2012. TCPC's common shares trade on the Nasdaq Global Select Market. As of September 30, 2014, TCPC had approximately $1.129 billion in estimated total assets and approximately $654.5 million in estimated net asset value. TCPC invests substantially all of its assets in, and operates through, SVCP in compliance with Section 12(d)(1)(E) of the 1940 Act.

SVCP was formed as a limited partnership under the laws of the State of Delaware. SVCP elected to be regulated as a business development company at the same time as TCPC. All of SVCP's common limited partner interests are owned by TCPC. SVCP also has issued preferred limited partner interests under its leverage program to the same institutions that acquired its debt.

The BDC Applicant expects to continue to grow as attractive investment opportunities arise and as additional capital becomes available on attractive terms. The BDC Applicant's investment objective is to achieve high total returns through current income and capital appreciation, with an emphasis on principal protection. It seeks to achieve this investment objective primarily through investments in debt securities of middle-market companies and its

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primary investment focus is investing in and originating leveraged loans to performing middle-market companies (the BDC Applicant's investment objectives, strategies, and limitations, as stated in its registration statement and periodic shareholder reports, are the "BDC Applicant's Objectives and Strategies").

TCPC pays the Manager a management fee equal to 1.5% of its total assets, including utilized leverage, less cash and cash equivalents. SVOF/MM, the general partner of SVCP, is entitled pursuant to SVCP's limited partnership agreement to 20% incentive compensation on returns (provided the cumulative total return after January 1, 2013 exceeds 8%), which is bifurcated as is typical for business development companies between returns in the form of income and those in the form of capital gains realized after January 1, 2013.4 SVOF/MM has received incentive compensation under this arrangement, and the Manager expects that it will do so in the future.

B.           The Manager

The Manager is a Delaware limited liability company that is registered with the Commission as an investment adviser under the Advisers Act. The Manager serves as an investment adviser to the Registered Fund and manages the Registered Fund in accordance with the Registered Fund's Objectives and Strategies. The Manager also serves as an investment adviser to the BDC Applicant and manages the BDC Applicant in accordance with the BDC Applicant's Objectives and Strategies. As the investment adviser to each Fund, the Manager is responsible for sourcing potential investments, conducting research, analyzing investment opportunities and structuring each Fund's investments and monitoring each Fund's portfolio

4    Pursuant to SVCP's limited partnership agreement, SVOF/MM is entitled to receive incentive compensation that would otherwise be payable to the Manager. Even though SVOF/MM is an investment adviser registered under the Advisers Act, it does not act in such a capacity for SVCP.

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companies on an ongoing basis. The Manager was founded in 1999 by Michael E. Tennenbaum, Mark K. Holdsworth and Howard M. Levkowitz, and its predecessor entity formed and commenced operations in 1996. The three founders along with David Adler, David A. Hollander, Lee R. Landrum, Michael E. Leitner, Philip M. Tseng and Rajneesh Vig constitute the Manager's active partners.

C.           The Procedural History

The Applicants and certain of their affiliates rely on an April 11, 2006 order from the Commission under Rule 17d-1 (Release No. IC-27287; 812-13068) permitting them to enter into certain joint transactions among themselves and certain other funds managed by the Manager and its affiliates (the "Co-Investment Order"). However, that Order does not apply to sales and purchases of portfolio securities between the entities that received the relief granted in the Co-Investment Order.

D.           The Transaction Structure

The Registered Fund is considering how it can best conduct operations and plan for the unwinding of its leverage and its termination. This includes planning for the disposition of its portfolio. The Registered Fund's portfolio included 52 assets with a fair value of $460,735,948 as of September 30, 2014 that are consistent with the investment objectives and policies of the BDC Applicant (the "Eligible Assets"). The Eligible Assets were comprised of the following assets as of such date:

•	$289.1 million of floating rate fully performing commercial loans,

•	$127.5 million of fixed rate fully performing commercial debt with maturities ranging from 2015 – 2021,

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•	$12.8 million in equity received in connection with the foregoing debt investments,[5] and

•	$31.3 million in aircraft mortgage and lease interests.[6]

Applicants note that all the Eligible Assets may not be approved for sale by the Boards of the Funds or satisfy the Conditions of the Order and that the actual amount of assets sold by the Registered Fund to the BDC Applicant may be less than the amounts set forth above.

Eligible Assets include Eligible Assets owned by the Registered Fund as of the date of the Order and any follow-on investments made by the Registered Fund as protective investments in the securities of the issuers of such Eligible Assets subsequent to the issuance of the Order. Such follow-on investments are included because they would benefit the Registered Fund by permitting it to protect or enhance existing investments by, for example, protecting its position relative to other lenders or potential lenders (including those that are advancing additional funds) or enhancing its legal rights in a bankruptcy of the issuer. In addition, including any such purchases as Eligible Assets would simplify compliance with proposed Conditions 3 and 4 because Eligible Assets acquired by the Registered Fund in a protective follow-on investment after the issuance of the Order would not need to be excluded from the market pricing test prescribed in those Conditions. If Eligible Assets purchased as protective follow-on investments

[5]	The Applicants believe that it is in the best interests of the Funds to include the equity received in connection with debt investments that are Eligible Assets because (i) the equity was received in connection with the debt investments, (ii) in all cases, the BDC Applicant owns a portion of the equity, and (iii) it would be advantageous to keep the equity and related debt investment together rather than splitting them between the Registered Fund and the BDC Applicant so that the interests of the equity and related debt investment remain with the same holder. Otherwise, the interests of the Funds may conflict upon the occurrence of certain events pursuant to the debt instruments that would no longer be held by the Registered Fund.

[6]	All of the Eligible Assets are securities except for the aircraft lease interests. Rule 17a-7 grants an exemption from Section 17(a) only for certain purchases and sales of securities between registered investment companies and affiliated persons, which, as discussed further below, is another reason for the Applicant's request for the Order. The aircraft leases comprised approximately 7% of the value of the Eligible Assets as of September 30, 2014.

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were not permitted to be sold to the BDC Applicant under the requested Order, the Registered Fund would be required to expose a smaller position in an issuer's assets to the market test. If the asset purchased in a protective follow-on investment was a different class of security, the Registered Fund would be permitted to sell only one class of an issuer's securities to the BDC Applicant and required to retain the class of assets acquired in the follow-on investment or seek to sell it to a third party, which may adversely affect the value of the assets sold to the BDC Applicant because the protection afforded by the follow-on investment would not be available to the BDC Applicant.

As of September 30, 2014, the Registered Fund's portfolio also included $632.6 million in equity and debt instruments arising from its stressed and distressed company investing activities and other assets that would not be considered for sale to the BDC Applicant because they are not appropriate for the BDC Applicant under its investment objectives and policies.

Except as described below and subject to compliance with the Conditions, the Registered Fund would seek to sell to the BDC Applicant substantially all of the Eligible Assets held at the time of sale. The only Eligible Assets held by the Registered Fund at the time of sale that would not be sold to the BDC Applicant are those that are sold in Bona Fide Third-Party Transactions (defined below), those that do not satisfy the Conditions below, and those that, in the judgment of the Manager, are not appropriate for the BDC Applicant to acquire due to investment considerations, including for example where the acquisition may, in the judgment of the Manager, cause the BDC Applicant to exceed the advisable percentage of its portfolio in assets of a particular issuer or issuers in a particular industry or geographic region (an "overconcentration"), where the credit quality of a particular issuer may have deteriorated such that it would no longer be an Eligible Asset or would not be in the best interest of the BDC Applicant to acquire (or, if it already owns

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some of a particular Eligible Asset, to acquire more of that Eligible Asset) or where the yield or expected returns at the value determined by the process set forth herein do not meet the BDC Applicant's required yields or returns at that time. The Manager's view of whether to exclude any particular Eligible Asset from a Proposed Transaction (defined below) would be required to be approved by a Required Majority (as defined in Section 57(o) of the 1940 Act) of each Fund,7 and a Required Majority of each Fund would be required to approve inclusion of particular assets in a sale. The Applicants note that between the Registered Fund and the BDC Applicant there is no overlap among the directors that are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act (the "Independent Directors"), so neither set of Independent Directors would have any conflict of interest in considering each Proposed Transaction and would take into account only the best interests of the shareholders of its respective Fund. The Eligible Assets that the Manager determines to sell from the Registered Fund to the BDC Applicant, that satisfy the Conditions below, and that are approved for sale by a Required Majority of each Fund are referred to herein as "Qualifying Assets"8 and the sale of the Qualifying Assets by the Registered Fund to the BDC Applicant, are referred to herein as the "Proposed Transactions."

The Applicants believe that the sale of the Qualifying Assets by the Registered Fund to the BDC Applicant would be in the best interests of both Funds. The Registered Fund earns interest and other income on the Qualifying Assets and its other assets at a rate in excess of the expense associated with its outstanding debt and preferred stock and in excess of the rate at which it could prudently reinvest proceeds in light of its impending termination. The Registered

[7]	With respect to the Registered Fund, the defined term "Required Majority" applies as if the Registered Fund were a business development company subject to Section 57(o) of the 1940 Act.

[8]	Applicants note that an asset will remain an Eligible Asset even if it does not become a Qualifying Asset.

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Fund distributes its earnings to investors on a quarterly basis. As a result, it is beneficial to the Registered Fund and its shareholders to own its assets, including the Qualifying Assets, for as long as practicable before needing to sell them in order to repay its debt, which commences amortization in December 2015 and matures in June 2016 and to wind down its operations in October 2016. Having a known potential buyer in the BDC Applicant for substantially all of each Qualifying Asset permits the Registered Fund to hold its assets and earn a favorable return for a longer period of time than if relief is not granted, because the Manager knows that there is a bidder for substantially all of such assets. In the absence of such relief, the Manager would need to sell earlier, which would reduce the Registered Fund's income. In addition, a sale to the BDC Applicant would permit the Registered Fund to sell its assets without paying intermediary compensation, such as a sales commission or a known spread,9 except with respect to the portion of each of the Qualifying Assets that would be sold to independent third-party buyers pursuant to proposed Conditions 3 and 6 below.

The Applicants also believe that the BDC Applicant's acquisition of the Qualifying Assets from the Registered Fund would be in the best interests of the BDC Applicant and its shareholders. The Qualifying Assets, and indeed all of the Eligible Assets currently held by the Registered Fund, are as of the date of this Application types of assets that satisfy the BDC Applicant's Objectives and Strategies. In fact, the BDC Applicant and the Registered Fund have co-invested in numerous of the Eligible Assets and, at September 30, 2014, jointly owned investments in 31 issuers of Eligible Assets, including approximately 97.8%, or approximately $450.4 million, by value of the Eligible Assets. Because the BDC Applicant is growing, is familiar with the assets held in

[9]	Most of the Eligible Assets trade in a principal dealer market in which counterparties purchase and sell these types of assets subject to a mark-up or mark-down from their fair value. Sales and purchases are also made between seller and buyer in direct transactions without intermediary compensation.

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the Registered Fund's portfolio and would have an interest in acquiring all or a portion of the Registered Fund's Eligible Assets, the Applicants believe that the Proposed Transactions would benefit the BDC Applicant and its shareholders because it could acquire these known and desirable assets without paying any intermediary compensation, such as a sales commission or spread.

As described above, the Registered Fund pays the Manager a management fee equal to 1.5% of the capital it received plus potential leverage thereon, and the BDC Applicant pays the Manager a management fee equal to 1.5% of its total assets, including actual leverage, less cash and cash equivalents. Although the Registered Fund's management fee rate on its total assets is higher than the BDC Applicant's because the Registered Fund's contributed capital plus potential leverage exceeds the value of its total assets, thereby increasing overall management fee to more than 1.5% of total assets, the Eligible Assets overall are valued relatively close to cost and consequently on such assets the management fee rates are effectively the same. Since the management fee paid to the Manager by either the Registered Fund or the BDC Applicant on the Qualifying Assets would be substantially similar, the Proposed Transactions would not benefit the Manager from the perspective of management fees earned by the Manager.10 As described above, the Manager and its affiliates are not currently earning incentive compensation from the Registered Fund due to historical losses and depreciation in its portfolio but have been earning incentive compensation from the BDC Applicant and, if the BDC Applicant's portfolio does not

[10]	The BDC Applicant will finance any particular transaction in the manner it believes to be in the best interests of its shareholders in light of its available capital and market conditions at the time of the transaction, including using its credit facilities or accessing public or private capital markets to raise common or preferred equity or debt. The Applicants note that if the BDC Applicant chooses to use proceeds solely from the sale of common stock as consideration for the Proposed Transactions, it would provide the BDC Applicant with the ability to increase leverage by an incremental amount, thereby increasing total assets and the Manager's management fee beyond the amount raised to complete the Proposed Transactions.

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experience significant losses or depreciation, expect to continue to do so in the current investment environment. As a result, it is possible that the Manager and its affiliates will earn incentive compensation on income from the Qualifying Assets when held by the BDC Applicant that they would not otherwise earn from such assets when held by the Registered Fund. However, they would also earn such compensation if the BDC Applicant acquired similar assets from other issuers or in secondary market transactions, and the amount of incremental incentive compensation potentially payable because there will be no dealer markups or other intermediary compensation in the transactions is minimal. Such compensation, consequently, would not appropriately be attributable to the Proposed Transactions. Further, the Applicants believe that any corollary benefit to the Manager does not lessen the benefit to the Funds. In approving any Proposed Transactions, the Required Majority of each Fund must specifically consider the effect that each such transaction, and such transactions taken together, would have on the investment advisory fees paid by the relevant Fund.

III.         Order Requested

The Applicants request the Order of the Commission under Sections 6(c), 17(b) and 57(c) under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the "Conditions"), the Registered Fund to sell to the BDC Applicant all of the Qualifying Assets, other than those sold in Bona Fide Third-Party Transactions, in what may otherwise be prohibited principal transactions.

The Applicants seek an Order to complete the Proposed Transactions because such Proposed Transactions might otherwise be prohibited by Sections 17(a) and 57(a) of the 1940 Act and would not qualify under Rule 17a-7 under the 1940 Act. Although Rule 17a-7 grants an exemption from Section 17(a) for certain purchases and sales between funds that are affiliated persons by virtue of having a common investment adviser, the Applicants expect that the

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Qualifying Assets will not be sufficiently liquid to satisfy the conditions of Rule 17a-7. Further, certain of the Qualifying Assets, specifically the aircraft lease interests, are not securities and therefore would not satisfy the conditions of Rule 17a-7. Accordingly, this Application seeks relief in order to enable the Funds to enter into the Proposed Transactions without reliance on Rule 17a-7.

A.           Sections 17(a)(2) and 57(a)(1)

Section 17(a)(2) of the 1940 Act states, in relevant part, that "it shall be unlawful for any affiliated person…of…a registered investment company…or any affiliated person of such a person… acting as principal… knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property…." Section 2(a)(3)(C) of the 1940 Act defines an "affiliated person" of an investment company to include "any person directly or indirectly controlling, controlled by, or under common control with, such other person…."

The Funds could be viewed as affiliated persons of each other by virtue of being under the common control of the Manager or common executive officers for purposes of the 1940 Act. This would subject the Proposed Transactions between the Funds to the prohibition of Section 17(a)(2). If the BDC Applicant purchased from the Registered Fund the Qualifying Assets, in the absence of an exemption, it would be in violation of Section 17(a)(2).

Section 57(a)(1) of the 1940 Act states, in relevant part, that "it shall be unlawful for any person who is related to a business development company in a manner described in subsection (b) of [Section 57], acting as principal— knowingly to sell any security or other property to such business development company…." Section 57(b)(2) states, in relevant part, "the provisions of [Section 57(a)] shall apply to the following persons… any person directly or indirectly either controlling, controlled by, or under common control with… a business development

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company…." As discussed above, the Funds may be deemed to be under common control for purposes of the 1940 Act because they share common executive officers and a common investment adviser. If the Manager and/or the common executive officers control both the Registered Fund and the BDC Applicant, Section 57(a)(1) would prohibit the purchase of Qualifying Assets by the BDC Applicant from the Registered Fund in the absence of an exemption.

The Commission has adopted regulations that permit certain principal transactions between affiliated investment companies and other affiliated persons without specific exemptive relief, provided certain safeguards are in place to prevent the abuses designed to be prevented by Sections 17(a) and 57(a). Thus, for example, Rule 17a-7 permits the purchase or sale of securities between an investment company and another affiliated investment company.

B.	Rule 17a-7

Rule 17a-7 under the 1940 Act states that a "purchase or sale transaction between registered investment companies or separate series of registered investment companies, which are affiliated persons, or affiliated persons of affiliated persons, of each other, between separate series of a registered investment company, or between a registered investment company or a separate series of a registered investment company and a person which is an affiliated person of such registered investment company (or affiliated person of such person) solely by reason of having a common investment adviser or investment advisers which are affiliated persons of each other, common directors, and/or common officers, is exempt from Section 17(a) of the Act" provided that certain enumerated conditions are met. One condition of Rule 17a-7 is that the "transaction [be] effected at the independent current market price of the security." In the case of the Eligible Assets, paragraph (b)(4) of Rule 17a-7 defines the independent current market price as "the average of the highest current independent bid and lowest current independent offer

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determined on the basis of reasonable inquiry." Another condition of Rule 17a-7 is that the transactions involve securities for which market quotations are readily available. The Applicants seek specific exemptive relief because the Applicants are unlikely to be able to establish a current market price as described in Rule 17a-7 and certain of the Eligible Assets, specifically the aircraft lease interests, are not securities and therefore would not satisfy the conditions of Rule 17a-7.

C.	Standard for Relief

Sections 17(b) and 57(c) authorize the Commission upon application to permit transactions otherwise prohibited by Sections 17(a)(2) or 57(a)(1), respectively, if the application establishes that (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company or business development company involved; and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.11 Section 6(c) authorizes the Commission upon application to conditionally exempt any class of transactions from any provisions of the 1940 Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

D.	Protection Provided by the Proposed Conditions

For the reasons discussed below, the Applicants believe the Conditions will ensure that the standards for relief will be satisfied due to the additional safeguards the Applicants would put

[11]	Because Sections 17(b) and 57(c) could each be interpreted to exempt only a single transaction from Section 17(a) and 57(a)(1), respectively, and because there may be a number of transactions by persons who may be deemed to be affiliated persons, the Applicants are also requesting an exemption under Section 6(c).

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in place to ensure (i) that the terms of the Proposed Transactions benefit both of the Funds and are in the best interests of their respective shareholders, (ii) that the terms of the Proposed Transaction do not primarily benefit the Manager or permit the Manager to overreach the Funds and (iii) best execution.

The most significant of the safeguards to ensure that the terms of the Proposed Transactions mutually benefit the Registered Fund and the BDC Applicant are that the Proposed Transactions would involve substantially all of the Eligible Assets and would exclude only those Eligible Assets that do not satisfy the Conditions below or in the Manager's judgment would not be in the best interest of the BDC Applicant to acquire due to its portfolio and economic considerations (e.g., to avoid overconcentration in an industry or because an Eligible Asset has deteriorated in credit quality prior to the time the transaction occurs). These decisions will be presented to and approved by a Required Majority of each Fund. The Independent Directors for each Fund that can make up a Required Majority are comprised of different persons with no overlap, so the Required Majority for each Fund will have only the best interests of the shareholders of its respective Fund to consider without any conflict of interest.

As noted above, as of September 30, 2014, approximately 97.8% by value of the Eligible Assets are jointly owned by the Funds and are valued identically. Each of the Funds currently employs and has employed the same valuation methods, policies, and procedures, which have been reviewed and approved by each Fund's respective Board, and accordingly, in each case where the same asset is held by multiple accounts, that asset is valued using the same valuation from the same service in each account.12 Investments such as the Eligible Assets for which

[12]	The Funds' valuation policies and procedures differ with respect to the procedures to obtain approvals from their respective Board, but those differences are immaterial for purposes of the requested relief.

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market quotations are not readily available are valued by pricing services utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that the pricing services may take into account in determining the fair value of such investments include, as relevant and among other factors: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company's ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, merger and acquisition comparables, our principal market (as the reporting entity) and enterprise values.

Each Fund's Independent Directors review and approve the valuations quarterly, and, as previously mentioned, since there is no overlap of Independent Directors between the Funds, the Required Majority for each Fund will have no conflict of interest in reviewing and approving the values for these assets. For the foregoing reasons and the reasons described in Section II.D. above, the Applicants believe the terms of the Proposed Transactions would benefit both of the Funds and are in the best interests of their respective shareholders.

Although the Manager and its affiliates may earn higher incentive compensation in relation to the Qualifying Assets after their purchase by the BDC Applicant than they would earn

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if such assets continued to be held by the Registered Fund, the Applicants do not believe that this result is a benefit attributable to the Proposed Transactions or constitutes an inappropriate benefit or any element of overreaching or unfairness on the part of the Manager and its affiliates because the Manager and its affiliates would also earn such compensation if the BDC Applicant acquired similar assets from issuers or in secondary market transactions, and the incremental amount of incentive compensation potentially payable because there will be no dealer markups or other intermediary compensation in the Proposed Transactions is so minimal and incidental as to be irrelevant for this purpose. In addition, the transactions will likely lead to a marginally lower management fee for the Manager on any assets sold by the Registered Fund to the BDC Applicant because, as described in Section II.D above, the way TOF's management fee is calculated results in a management fee in excess of 1.5% of the total assets, whereas the management fee paid by the BDC Applicant is limited to 1.5% of total assets. Moreover, the oversight provided by the Independent Directors of the Registered Fund, whose approval is needed for the Proposed Transactions, is sufficient to protect against any incentive by the Manager to complete the transactions prematurely. Similarly, the BDC Applicant could not purchase any of the Qualifying Assets to exclusively benefit the Manager or its affiliates because the Required Majority of the BDC Applicant would have a duty to approve any Proposed Transactions as the best investment decisions for the BDC Applicant and its shareholders.

Finally, because each of the Funds is a closed-end fund whose net asset valuations are communicated to shareholders only quarterly and because the Registered Fund will be seeking to dispose of all of its investments prior to its scheduled termination date in October 2016 (or if it seeks and receives an extension upon approval of its shareholders, 2018), there is no danger that

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the Registered Fund will be selling only its most liquid assets at relatively advantageous prices in order to maintain or bolster net asset value to retard redemption or induce subscriptions.

The Applicants understand that, as assets become less liquid, best execution concerns can become more pronounced. Although the Applicants believe that there has been close historical correlation between the marks used by the Funds and the prices they have received on sale and the Applicants believe this correlation to be fairly strong evidence of best execution, the Applicants have added additional safeguards.

The most important safeguard is that the Registered Fund would establish a bona fide market price for the Qualifying Asset that would be sold to the BDC Applicant by selling an institutional-sized portion of each Qualifying Asset, as prescribed in Condition 3 and 6 below, to an independent third party buyer at arm's length. Such transactions are referred to in this Application as "Bona Fide Third-Party Transactions."

The BDC Applicant would contemporaneously pay the same price (less any intermediary compensation, such as a sales commission or known spread paid by the Registered Fund on the open market sale) for the balance of the asset. The process of selling an institutional-sized portion of each Qualifying Asset to an independent third party buyer will be designed to optimize price and execution so that there is likely to be minimal hidden intermediary compensation as intermediaries may compete in an auction style process along with direct buyers. Therefore, it is unlikely that any benefit that the BDC Applicant would receive from paying the same price as third-party buyers, such as avoiding the payment of intermediary compensation, would be significant.

In addition, for transactions between the Funds pursuant to the requested Order, 66.7%, or two-thirds, of the transactions will have a sale price within 1.5% of the fair value most

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recently assigned by the Registered Fund pursuant to its valuation methods, policies, and procedures, and 100% of the transactions will have a sale price within 2.5% of the fair value most recently assigned by the Registered Fund pursuant to its valuation methods, policies, and procedures, which historically is within the range for bid-ask spreads for such assets. The Applicants believe that these price ranges will help to ensure that the sale is fair and approximates the appropriate price of the Qualifying Asset, while recognizing that it is unlikely that the sale price of a Qualifying Asset will be exactly the same as the last valuation assigned by the Registered Fund to the Qualifying Asset pursuant to its valuation methods, policies, and procedures. The Applicants also believe that these price ranges will not unduly limit the amount of Eligible Assets that the Registered Fund will be able to sell to the BDC Applicant because the Manager has been forensically testing every sale of the assets it manages against the assets' most recent valuations for many years and has found that the average variance for all commercial loans, including stressed and distressed, over the volatile 5-year period from 2009 through 2013 was just 0.44% between the sale prices and the valuations of such assets prior to sale. Further, the sale prices in over 80% of sale transactions during the past three years (through December 2013) were within 2.5% of the valuations of such assets prior to sale, and during the more volatile years of 2009 and 2010 the sale prices in over 50% of sale transactions were within 2.5% of the valuations of such assets prior to sale, in each case including stressed and distressed assets. During the past two years (through December 31, 2013), the sale prices in over 75% of sale transactions, including stressed and distressed, have been within 1% of the most recent valuation of such assets prior to sale.

Finally, the Manager would be required to represent to the Independent Directors that it has no reason to believe that the sale price of the Qualifying Asset in the market transaction does

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not reasonably approximate (on a pro rata basis) the sale price of such Qualifying Asset had the Registered Fund's entire interest been sold and that, in the Manager's judgment, the Proposed Transaction would not, at the time of such Proposed Transaction, preclude the BDC Applicant from acquiring an asset more beneficial to its shareholders' interests.

To accomplish this objective, Condition 3 would require the Registered Fund to seek to sell to a purchaser that is not an affiliated person of the Applicants in a Bona Fide Third-Party Transaction at least the greater of (i) 10% of each Qualifying Asset and (ii) $5,000,000 of each Qualifying Asset, except that for each Qualifying Asset valued at $10,000,000 or less the Registered Fund would seek to sell at least 30% of such Qualifying Asset. The Applicants note that the Qualifying Assets are traded in the institutional debt market and, based on the Manager's experience in such markets, the Manager believes that a typical minimum bid size in the institutional debt market for these types of assets is in the range of $1,000,000 to $3,000,000 of the principal amount. The asset sale amounts set forth in Condition 3 seek to balance the interests of the Funds in transacting with each other for as much of the Qualifying Assets as possible, against the interest of ensuring that the trade is done at the bona fide current market price. The bona fide market sales achieve this by selling a portion of each Qualifying Asset in an amount approximating what the Manager believes is a bid size for these types of assets in the institutional debt markets that will attract sufficient attention from the market. The Manager believes that the dollar and percentage amounts set forth above will result in the sale of a sufficiently large amount of each asset to obtain a representative market price for the asset. This would corroborate best execution while minimizing transaction costs, which is another objective of the general exemption from Sections 17(a) and 57(a)(1) provided in Rule 17a-7.

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The Applicants believe that the Funds' identical valuation methods, policies, and procedures13, the substantial cross-ownership of the Eligible Assets, the fact that the Funds currently value such assets at the same price and the additional safeguards proposed provide a basis for the Commission to conclude that the Proposed Transactions will satisfy the requirements of Sections 6(c), 17(b) and 57(c).

E.	Co-Investment Order Conditions

The Registered Fund and the BDC Applicant jointly own some of the Qualifying Assets under the Co-Investment Order, which specified certain requirements to co-ownership in certain circumstances. The Registered Fund can sell assets acquired under the Co-Investment Order to the BDC Applicant only if the Registered Fund and the BDC Applicant comply with all of the applicable terms and conditions of the Co-Investment Order and the terms and conditions of any Order granted pursuant to this Application. Condition 5 below requires the Applicants to ensure that they comply with the terms and conditions of the Co-Investment Order.

F.	The Proposed Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.	The Registered Fund will sell to the BDC Applicant, prior to the expiration of the requested Order, all of the Qualifying Assets owned by the Registered Fund. In approving any Proposed Transaction under the requested Order, the Required Majority of each Fund will be required specifically to consider the effect that such transaction, and the Proposed Transactions taken together, would have on the investment advisory fees paid by the relevant Fund. If any Eligible Assets are acquired in follow-on investments made after the date the Order was granted, the Manager will document

[13]	As stated above in footnote 12, the Funds’ valuation policies and procedures differ with respect to the procedures to obtain approvals from their respective Board, but those differences are immaterial for purposes of the requested relief.

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contemporaneously why it believes each follow-on investment helps protect the assets previously owned by the Registered Fund to which the follow-on investment relates.

2.	Each of the Eligible Assets shall have been subject to periodic valuation in accordance with methods adopted and reviewed at least annually by the independent directors, as defined in Section 2(a)(19) of the 1940 Act of each Fund in accordance with Rule 38a-1 under the 1940 Act.

3.	The Registered Fund shall have sold in Bona Fide Third-Party Transactions subject to broad market exposure or competitive bidding to independent third-party buyers (none of whom are the issuer of the respective asset to the knowledge of the Applicants or are affiliated persons of the Applicants under the 1940 Act) (i) for each Qualifying Asset valued at greater than $10 million, at least the greater of (A) 10% of the holdings by the Registered Fund of each Qualifying Asset or (B) $5,000,000 in proceeds of such Qualifying Asset or (ii) for each Qualifying Asset valued at $10,000,000 or less, at least 30% of the holdings by the Registered Fund of each Qualifying Asset.

4.	In any transaction between the Funds under the requested Order, (i) the trade date for sale to the BDC Applicant shall be the same as the trade date for the independent sale of a portion of the Qualifying Asset under Condition 3, (ii) the transaction price shall be such independent sale price less any intermediary compensation, such as a sales commission or known spread, paid by the Registered Fund in the open market sales, (iii) 66.7%, or two-thirds, of the transactions will have a sale price within 1.5% of the fair value most recently assigned by the Registered Fund pursuant to its valuation methods, policies, and procedures, and 100% of the transactions will have a sale price in the market within 2.5% of the fair value most recently assigned by the Registered Fund pursuant to its valuation
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methods, policies, and procedures, (iv) the Manager shall represent to the Independent Directors of the Registered Fund and the BDC Applicant that it has no reason to believe that the sale price received by the Registered Fund pursuant to Condition 3 does not reasonably approximate (on a pro rata basis) the sale price that would have been received by the Registered Fund had the Registered Fund's entire interest been sold in such transaction and that, in the Manager's judgment, the Proposed Transaction between the Funds would not, at the time of such transaction, preclude the BDC Applicant from acquiring an asset more beneficial to its shareholders' interests, and (v) the price shall be payable in cash at settlement.

5.	Any transaction under the requested Order involving Eligible Assets jointly owned under the Co-Investment Order (including a decision not to include an Eligible Asset as a Qualifying Asset) shall comply with the terms and conditions of the Co-Investment Order, as applicable.

6.	No Proposed Transaction or Bona Fide Third-Party Transaction shall involve any consideration other than cash payment against prompt delivery of Qualifying Assets. No brokerage commission, fee, or other remuneration shall be paid in connection with any Proposed Transaction. A Bona Fide Third-Party Transaction may include customary transaction expenses paid to persons who are not affiliated persons of the Applicants, but no Bona Fide Third-Party Transaction will involve any arrangement, understanding, or any direct or indirect quid pro quo that goes beyond the market terms of such transaction. No Bona Fide Third-Party Transaction shall involve any arrangement or understanding directed at facilitating the Applicants’ reliance on the requested Order. For any Bona Fide Third-Party Transaction, the Registered Fund will not knowingly sell any Qualifying Asset to the issuer of such asset. The Applicants will

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not attempt to circumvent the above restrictions by entering into any arrangements or understandings that are economically similar to the ones proscribed by the above restrictions.

7.	The Registered Fund and the BDC Applicant shall maintain records demonstrating satisfaction of each of the foregoing Conditions in the manner and for the periods set forth in Rule 17a-7(g) under the 1940 Act.

8.	The requested Order, if granted, shall expire upon the earlier of the date of termination of TOF or October 10, 2018.

IV.	Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

c/o Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
Attention: Howard M. Levkowitz

The Applicants further state that all written or oral communications concerning this Application should be directed to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Attention: Michael K. Hoffman, Esq.

(212) 735-3406

(917) 777-3406 (fax)

The Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

The verifications required by Rule 0-2(d) of the 1940 Act are attached hereto as Exhibit A.

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Pursuant to Rule 0-2 under the 1940 Act, each Applicant declares that this Application for a Commission order is signed by Howard M. Levkowitz as President and Director, Chief Executive Officer and Director, or Managing Partner, as applicable, of each Applicant pursuant to the general authority vested in him as such by the Certificate of Incorporation and By-laws or Certificate of Formation and Limited Liability Company Agreement or Certificate of Formation and Limited Partnership Agreement of each Applicant, as applicable. Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

V.	Request for Order of Exemption

For the foregoing reasons, the Applicants request that the Commission enter an Order under Sections 6(c), 17(b) and 57(c) of the 1940 Act granting Applicants the relief sought by the Application.

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Dated: October 17, 2014

TENNENBAUM OPPORTUNITIES FUND V, LLC

By:	/s/ Howard M. Levkowitz
Name: Howard M. Levkowitz
Title: President and Director

TENNENBAUM OPPORTUNITIES PARTNERS V, LP

By:	/s/ Howard M. Levkowitz
Name: Howard M. Levkowitz
Title: President and Director

TCP CAPITAL CORP.

By:	/s/ Howard M. Levkowitz
Name: Howard M. Levkowitz
Title: Chief Executive Officer and Director

SPECIAL VALUE CONTINUATION PARTNERS, LP

By:	/s/ Howard M. Levkowitz
Name: Howard M. Levkowitz
Title: Chief Executive Officer and Director

TENNENBAUM CAPITAL PARTNERS, LLC

By:	/s/ Howard M. Levkowitz
Name: Howard M. Levkowitz
Title: Managing Director

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EXHIBIT A

Verification

The undersigned states that he has duly executed the attached exemptive application dated October 17, 2014 for and on behalf of TCP Capital Corp.; that he is the Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he has duly executed the attached exemptive application for and on behalf of Tennenbaum Opportunities Fund V, LLC, Tennenbaum Opportunities Partners V, LP, Special Value Continuation Partners, LP, and Tennenbaum Capital Partners, LLC, and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Howard M. Levkowitz
Name: Howard M. Levkowitz
Date: October 17, 2014

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